EXHIBIT 99.7

CERTIFICATION
REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
SECTION 1350 OF CHAPTER 63 OF TITLE 18
OF THE UNITED STATES CODE

Gildan Activewear Inc. (the "Corporation") is filing its annual report on Form 40-F for the fiscal year ended September 30, 2007 (the "Report") with the United States Securities and Exchange Commission.

I, Glenn J. Chamandy, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.                     The Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

2.                     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: December 19, 2007

/s/ Glenn J. Chamandy
Name:         Glenn J. Chamandy
Title:           President and Chief Executive Officer

CERTIFICATION
REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
SECTION 1350 OF CHAPTER 63 OF TITLE 18
OF THE UNITED STATES CODE

Gildan Activewear Inc. (the "Corporation") is filing its annual report on Form 40-F for the fiscal year ended September 30, 2007 (the "Report") with the United States Securities and Exchange Commission.

I, Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.                     The Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

2.                     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated: December 19, 2007

/s/ Laurence G. Sellyn
Name:         Laurence G. Sellyn
Title:           Executive Vice-President, Chief Financial and Administrative Officer